Exhibit 99.1

ALL REGULATORY APPROVALS NECESSARY TO CLOSE ALTAGAS LTD.’S ACQUISTION OF WGL HOLDINGS, INC. NOW ACHIEVED

Transaction Expected to Close July 6, 2018

Calgary, Alberta (July 2, 2018)

AltaGas Ltd. (AltaGas) (TSX:ALA) and WGL Holdings, Inc. (WGL) (NYSE:WGL) announced today that they and the other parties to the unanimous settlement agreement dated May 8, 2018, have accepted the conditions outlined in the June 29, 2018 written Order of the Public Service Commission of the District of Columbia (DC PSC) approving the combination of AltaGas and WGL (the WGL Acquisition). A statement of acceptance was filed with the DC PSC today. With all approvals now received, the closing of the WGL Acquisition is scheduled for July 6, 2018.

“We are pleased to announce that the Public Service Commission of the District of Columbia has approved our acquisition of WGL after a rigorous regulatory review process,” said Mr. David Harris, President and Chief Executive Officer of AltaGas.  “The conditions crafted by the Commission are in alignment with the unanimous settlement agreement and the commitments made by AltaGas to safeguard and advance the public interest. This approval is the final one in a very comprehensive regulatory process, which required six key regulatory approvals including the states of Maryland and Virginia, as well as the District of Columbia.

“As we look forward, we see significant opportunity to be at the forefront of the new energy economy.  The combination of AltaGas and WGL is a powerful one, with a North American footprint comprised of over $20 billion of high quality, low-risk and long-lived infrastructure assets, and one which provides meaningful benefits for both customers and shareholders,” concluded Mr. Harris.

The approval by the DC PSC follows AltaGas and WGL’s May 8th announcement of a unanimous settlement agreement with the key stakeholders in the District of Columbia regulatory proceedings in connection with the WGL Acquisition. Under the terms of the unanimous settlement agreement, AltaGas and WGL have committed approximately $41 million in direct benefits for the District of Columbia.  These benefits include:

•                  $26 million in rate credits distributable among both residential and non-residential customers;

•                  $6 million over a two-year period to promote local employment in the energy sector;

•                  $4.2 million for energy efficiency and energy conservation initiatives; and

•                  $1.5 million to the Washington Area Fuel Fund, including at least $260,000 earmarked specifically for qualifying D.C. customers.

The Order set out additional conditions consistent with the commitments in the unanimous settlement agreement and the regulatory framework of the DC PSC.

“This merger brings together two complementary energy companies that will deliver more value for customers by providing a variety of energy products and services and investing in the communities we serve,” said Terry McCallister, Chairman and CEO of WGL Holdings, Inc., the parent company of Washington Gas.  “We appreciate the Public Service Commission’s thorough consideration of the many positive benefits this merger brings to the District during its review process. We believe that Washington Gas will be an even stronger company as part of the AltaGas family and the new resources available as part of this combination will provide benefits for the District and the region for years to come.”

Learn more about the combination at www.wgldeliveringmore.com.

Subscription Receipt Conversion

Closing of the WGL Acquisition is anticipated to occur after the close of trading on July 6, 2018.    In accordance with the terms of the subscription receipts, each outstanding subscription receipt of AltaGas will be automatically exchanged, without payment of additional consideration, for one common share of AltaGas.  Holders of subscription receipts will receive a final dividend equivalent payment of $0.1825 per subscription receipt held, net of applicable withholding taxes, representing the dividends declared on AltaGas’ common shares on June 11, 2018. Holders of the subscription receipts are not required to take any action in order to receive the common shares and the dividend equivalent payment to which they are entitled. Trading of the subscription receipts will be halted on the Toronto Stock Exchange on the business day following such closing, with delisting to follow later on the same business day.

About AltaGas

AltaGas is an energy infrastructure company with a focus on natural gas, power and regulated utilities. AltaGas creates value by acquiring, growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca

Investment Community	Media
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investor.relations@altagas.ca	media.relations@altagas.ca

This news release contains forward-looking statements. When used in this news release, the words “may”, “would”, “could”, “can”, “will”, “be”, “intend”, “possible”, “plan”, “develop”, “anticipate”, “target’, “believe”, “seek”, “propose”, “continue”, “estimate”, “expect”, and similar expressions, as they relate to AltaGas or an affiliate of AltaGas, are intended to identify forward-looking statements. This news release contains forward-looking statements with respect to, among other things, the anticipated date for closing the WGL Acquisition; the benefits of the WGL Acquisition, including without limitation, benefits to customers, stakeholders and communities, including without limitation, in relation to energy products and services and investments; strength of the combined company; and the expected subscription receipt conversion and associated process. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect AltaGas’ current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in AltaGas’ public disclosure documents. Many factors could cause AltaGas’ actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.